Exhibit 99.1

Pernod Ricard and FKP Soyuzplodoimport
announce the beginning of discussions

Paris, Moscow	18 May 2006

Pernod Ricard S.A. and FKP Soyuzplodoimport, a federal state company representing the Russian Federation, announced today that they have entered into discussions aimed at finding a common agreement regarding the future development of a number of selected Russian spirits brands, including the Stolichnaya vodka brand.

These discussions are planned to result in establishing a strategic partnership encompassing the production and distribution of some of these brands, and particularly of Stolichnaya. The discussions also could resolve the disputes, now pending in several countries, concerning the Stolichnaya brand.

The discussions are ongoing and, while no assurances can be provided that an agreement can be reached, it is the firm intention of both companies to finalize these talks in a swift manner.

To assist in the discussions, FKP Soyuzplodoimport has retained Dresdner Kleinwort Wasserstein as financial advisor and Pernod Ricard S.A. has retained Morgan Stanley.

In connection with these discussions, the parties have signed a confidentiality agreement. No further announcement will be forthcoming until the conclusion of the negotiations.

[Ends]

About Pernod Ricard S.A.:

Pernod Ricard is a leading group in the Wine and Spirits global market. Following the acquisition of Allied Domecq, the Group has become the N°2 operator in the world for this sector. The Pernod Ricard portfolio comprises 15 key brands: Ricard, Ballantine’s, Chivas Regal, Kahlúa, Malibu, Beefeater, Havana Club, Stolichnaya, Jameson, Martell, The Glenlivet, Jacob’s Creek, Montana, Mumm and Perrier-Jouët. Pernod Ricard's strategy is based on a decentralised organisation made up of Brands Owner subsidiaries which define the overall development strategy for their brands and Distribution subsidiaries which adapt these strategies to local markets requirements.

About FKP Soyuzplodoimport:

FKP Soyuzplodoimport is a Russian Federal State Enterprise which was established on 29 December 2001 by Decree of the Government of Russian Federation. It focuses on the organisation of production and distribution of food, alcoholic and non-alcoholic beverage brands, which are owned by the Russian Federation, both in Russia and internationally. Specifically regarding alcoholic beverages, FKP Soyuzplodoimport has a portfolio of 17 trademarks of traditional Russian vodkas and liquors owned in Russia. The main brands are Stolichnaya, Moskovskaya, Pertsovka, Russkaya and Zubrovka.

For more information, please contact:
Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88
or visit our web site at www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS -75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE 290 383 913 €
TELEPHONE : 01 41 00 41 00 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943